UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Demonstrates Spire Color Server at On Demand Expo: Showcasing New Software, Enhanced Workflow and Integration

On Demand Expo, New York, NY (April 23, 2002) - Creo Inc. (NASDAQ: CREO; TSE: CRE) announced today that its Spire™ color server is being demonstrated at the On Demand exhibition (booth #802), offering U.S. customers their first look at several new digital front end technologies with enhanced capabilities. Creo product and technology demonstrations highlight the industry-leading quality, speed, flexibility and workflow integration capabilities that the Spire color server brings to the digital printing world.

This show marks the U.S. debut of the Spire color server connecting to the Synapse™ InSite Internet portal to showcase Networked Graphic Production, a Creo initiative that streamlines the print production cycle. This is also the first U.S. showing of the new software version 2.0 of the CSX2000 server from Creo for the Xerox DocuColor2045/2060 press. Creo is previewing the new Spire color server for the Xerox DocuColor iGen3 digital production press, the only third-party server for the next generation digital press.

Creo is also hosting its strategic partner in the Networked Graphic Production initiative, Printcafe Software, Inc., on the show floor. Printcafe™ will demonstrate its print management systems, including PrintSmith and the web-based PrintSmith Site, designed to meet the needs of the on-demand print market.

"The Spire color server encapsulates the full value that Creo brings its customers," said Ronen Cohen, corporate vice president, Print On-demand Systems Group at Creo. "The Spire delivers all the advantages of digital printing with the unmatched output quality that is standard for Creo. It's the quickest and most productive color server on the market and is equipped with a suite of tools that is crucial for professional production. At Creo we understand that production environments require a single control point and workflow for all types of applications."

New Spire CSX2000 Version 2.0

The new software version 2.0 for the Spire CSX2000 server features enhanced workflow productivity and improved connectivity with a wide variety of file formats. Recently released for the DocuColor 2000 series of digital color presses, the new Spire software has received an enthusiastic response from users. "It runs much, much faster, and the color match is right on," said Bob Logan, CEO, TBC Color Imaging of Teteboro, NJ. "With the new color profiles, we can adjust the color in the RIP, which saves a great deal of time in color corrections and when we need to match other people's work. We have drastically improved productivity when running multiple jobs in the queue, since the press goes automatically from one job to the next and keeps printing at the rated speed."

The enhanced workflow offered in version 2.0 ensures optimal server productivity, which cuts turnaround time and allows users maximum flexibility without compromising reliability or predictability. The new version includes the Graphic Arts Port (GAP) feature which improves connectivity with graphic art input file formats, and now works with Prinergy® and Brisque™ workflow file formats. This also opens the Spire server to popular graphic arts file formats such as TIFF, TIFF/IT and Creo CT/LW. The Graphic Arts Port allows customers to add digital printing to their site without changing their existing workflow. Now urgent, short-run, or last minute jobs can be redirected from offset without penalizing productivity and with assured file integrity. Offset jobs can also be proofed on a digital printer.

Spire Showcased in Networked Graphic Production Initiative

Networked Graphic Production is the Creo initiative that is streamlining print production by enabling a collaborative, integrated and optimized production environment from idea through to delivery. Networked Graphic Production enables users to collaborate and manage jobs across all Creo workflow systems. At the On Demand Expo, U.S. customers are seeing for the first time how the Spire color server connects to the Synapse InSite Internet portal, allowing print buyers to submit jobs over the Internet and proof jobs remotely. The Synapse InSite Internet portal is a key element of Networked Graphic Production.

Spire and the Xerox DocuColor iGen3 Digital Production Press

The latest Spire color server for the new Xerox DocuColor iGen3 Digital Production Press is also being shown at the On Demand Expo. This Spire server incorporates a new generation of board technology from Creo. Codenamed Fusion, this state-of-the-art technology was developed by Creo and will be part of all future Spire products. Creo is providing a robust and cost-effective product by launching Fusion with the Spire color server for the DocuColor iGen3 press. These advances ensure the Creo server is a major contributor to the breakthroughs offered by the DocuColor iGen3 press, and provide a workflow that fits well in production environments.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +604.451.2700	T. +604.451.2700
F. +1.781.275.3430	F. +604.437.9891	F. +604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: April 23, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary